Filed by Welsbach Technology Metals Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Welsbach Technology Metals Acquisition Corp.

Commission File No. 001-41183

Date: February 14, 2023

FOR IMMEDIATE RELEASE

Welsbach Technology Metals Acquisition Corp. and WaveTech Group, Inc. Announce Complete Slate of Post-Closing Board Nominees

New York, NY, February 14, 2023 - Welsbach Technology Metals Acquisition Corp (“WTMA”), a publicly listed special purpose acquisition company, today announced the full slate of board member candidates for stockholder approval, to be elected to the combined company board of directors upon the closing of the business combination with WaveTech Group, Inc. (“WaveTech”). The seven individuals are expected to bring a wealth of executive experience, business acumen and financial expertise to the combined company board of directors.

The proposed independent board members are:

Rudolf Martin Siegers, the former CEO of Siemens Germany, has more than 40 years of business and technology experience in industrial automation and electrical engineering. Mr. Siegers also has experience as a consultant to industrial companies investing in technologies for power distribution, renewable energy and digitalization and automation. From 1981 to 2016, Mr. Siegers worked at Siemens AG, where he held various executive management positions, including serving as CEO of Siemens Germany from 2010 to 2016.During his career he gained experience in international business as well as local business, particularly also in Brazil and South America. Generally, developing business strategies for the Siemens AG group and completing mergers and acquisitions as CEO of the “low voltage and power distribution” business unit. Mr. Siegers has also served on various boards of subsidiaries of Siemens AG. Mr. Siegers holds a degree in electrical engineering from the Cologne University of Applied Sciences.

Barbara W. Steen has been a Senior Subcontracts Manager at Northrop Grumman Systems Corporation (“Northrop”) since 2021, where she leads a team of Subcontracts Managers and Subcontract Administrators overseeing a portfolio of work with Northrop’s suppliers valued at over $1.4 billion. From 2005 to 2021, Ms. Steen was a Supply Chain Subcontract Specialist at Northrop, in which role she supported the procurement of specialized materials, systems, equipment and services for military aircraft systems.

John A. Howes has been a Principal at Redland Energy Group (“Redland”), an energy and marketing consultancy, since 1994. At Redlands Mr. Howes frequently acts as a strategic advisor to corporations and non-governmental organizations with interests in energy and natural resource issues. Through his work, Mr. Howes is well-versed in energy storage technologies generally and lead-acid technology specifically. Mr. Howes has a BA from Albion College.

Dr. Ralph Welpe has served as a director of WTMA since December 2021. Dr. Welpe has over 20 years of experience in investment and private banking. He started his career at Deutsche Bank in 1997 as an M&A and Corporate Finance Investment Banker in Asia and Europe. From 2007 to 2009, he was Chief of Staff of Asia Pacific before joining UK Regional Management in London. From 2011-2015, he served as Global Head of Senior Relationship Management for Corporates & Entrepreneurs. After that, Dr. Welpe advised start-ups on their growth strategies before joining Bank Julius Baer Group as Global Head of Strategic Client Management from 2017 until 2020. Dr. Welpe is currently a Senior Advisor to Time Partners Limited in London, a specialist merchant bank providing financial advisory services. He is also a Senior Advisor to KingsRock Advisors LLC in New York, a financial services advisory firm focused on capital and financial solutions and structural complexity. In addition, Dr. Welpe serves as Chairman of iAlpha AG based in Switzerland and the UK, a platform for private, professional investors. Dr. Welpe holds a Master in Banking & Finance and a PhD in Strategy and M&A from the University of St. Gallen, Switzerland.

“We are thrilled to welcome these four deeply experienced executives to our board of directors,” said Daniel Mamadou, CEO of WTMA. “Upon closing of the WTMA and WaveTech merger, their diverse backgrounds and expertise will bring valuable insights and perspectives to the combined company as it seeks to drive growth and enhance shareholder value.”

“We are honored to welcome our new independent director candidates” said Dag Valand, CEO of WaveTech Group, Inc. “we believe our ability to attract these highly respected business leaders shows the potential for WaveTech Group, Inc. to become a global leader in the battery and energy storage technology space. “

In addition, the proposed board includes:

Dag Arild Valand has served as Chief Executive Officer since he established WaveTech in August 2020. Prior to founding WaveTech, Mr. Valand was Chief Executive Officer and co-founder of WaveTech AS, organized under the laws of Norway in 2003, and of WaveTech GmbH, organized by WaveTech AS in 2013 to effect a cross-border merger into Germany. Mr. Valand has served as WaveTech’s Chairman of the Board of Directors since October 2020. WaveTech was formed by Mr. Valand in 2020 to acquire the stock of WaveTech GmbH and establish the company’s presence in the U.S. Mr. Valand has a background in his family’s civil engineering business with over 25 years of international experience in the battery industry. He became a part owner of the family business at the age of 19, after which he was instrumental to its growth and successful sale. Mr. Valand is a successful entrepreneur and has extensive experience in managing and growing companies. WaveTech believes he is well qualified to serve on WaveTech’s Board due to his extensive international management experience and his knowledge in the battery industry, as well as his operational and historical expertise gained from leading WaveTech for the last 18 years.

Silas Poel transitioned into the role of Chief Financial Officer of WaveTech as of May 1, 2021, prior to which he had served as WaveTech’s Chief Operating Officer since October, 2015. Mr. Poel has served as a director of WaveTech since October 2020. Prior to joining WaveTech, Mr. Poel co-founded and ran an investment firm providing services to Asian and European families. Prior to co-founding the investment office, he worked as Executive Consultant for a Munich-based family & investment office and supported a Switzerland-based private equity fund as an industry expert. Mr. Poel has a background in taxation and business administration and is a Certified IFRS Accountant. He brings broad international experience in the clean technology industry, having established and developed a number of companies in the industry. Mr. Poel has an extensive network and experience in the investment industry. He has successfully invested in companies predominantly in the energy space and helped investors to successfully acquire companies in Europe. Mr. Poel has a Bachelor Professional degree (CCI) in Accounting.

Christopher Clower is an executive director and COO of Welsbach Holdings Pte Ltd since March 2021. Since 2014, Mr. Clower has been an independent director of Malacca Trust Pte Ltd, a holding company in Singapore which owns one of the leading asset management firms in Indonesia. From 2010 to 2014, Mr. Clower was an independent advisor and principal investor of his own capital. From 2008 to 2010, Mr. Clower co-founded, built and sold PT Manoor Bulatn Lestari, an Indonesian resource company and achieved 30x MOIC in two years for himself and his investors. Prior to this, Mr. Clower was Managing Director and Head of Corporate Finance in Merrill Lynch for Southeast Asia. From 1998 to 2009, Mr. Clower worked at Merrill Lynch and raised over $4 billion of capital for his clients. Mr. Clower also worked at Deutsche Bank from 1997 to 1998, at Bankers Trust from 1994 to 1997, and at Crane Nuclear Valves from 1991 to 1994. Prior to working in the finance industry, Mr. Clower was an intelligence officer for the United States Air Force, serving at Clark Air Base in the Philippines with the 90th Tactical Fighter Squadron. Mr. Clower holds an MBA with Honors from University of Chicago, and a Bachelor of Science in Nuclear Engineering from Northwestern University through a US Air Force Scholarship.

Upon closing of the WTMA and WaveTech merger, the existing members of WTMA’s board, other than Mr. Clower and Mr. Welpe, will resign.

About Welsbach Technology Metals Acquisition Corp.

WTMA is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. While WTMA may pursue an acquisition in any business industry or sector, it intends to concentrate its efforts on targets in the technology metals and energy transition materials industry. WTMA is led by Chief Executive Officer Daniel Mamadou and Chief Operating Officer Chris Clower.

For more information, please contact Daniel Mamadou, Welsbach Technology Metals Acquisition Corp. daniel@welsbach.sg

Participants in the Solicitation

WTMA and its directors and executive officers may be deemed to be participants in the solicitation of proxies from WTMA’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of WTMA and information regarding their interests in the business combination is set forth in WTMA’s annual report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission (“SEC”) on March 25, 2022. Additional information regarding the interests of such persons and other persons who may be deemed participants in the solicitation is contained in WTMA’s Registration Statement on Form S-4 filed with the SEC on November 14, 2022, as amended (the “Registration Statement), and the proxy statement/prospectus included therein. You may obtain free copies of these documents as described in the preceding paragraph.

Additional Information and Where To Find It

In connection with the transaction described herein, WTMA has filed and will file relevant materials with the SEC, including the Registration Statement and the proxy statement/ prospectus included therein. Promptly after the proxy statement/prospectus is declared effective by the SEC, WTMA will mail the proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. INVESTORS AND SECURITY HOLDERS OF WTMA ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT WTMA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WTMA, WAVETECH AND THE TRANSACTION. The proxy statement/prospectus and other relevant materials in connection with the transaction (when they become available), and any other documents filed by WTMA with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by writing to WTMA, Attention: Chris Clower, chris@welsbach.sg. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of WTMA, the combined company or WaveTech, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” with respect to the proposed transaction between WaveTech and WTMA include statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of WaveTech. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of WTMA’s securities, (ii) the risk that the transaction may not be completed by WTMA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by WTMA, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of WTMA, the satisfaction of the minimum amount in the trust account following redemptions by WTMA’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, and (v) the ability to maintain the listing of WTMA’s securities on a national securities exchange. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Registration Statement, the proxy statement/prospectus and other documents filed or that may be filed by WTMA from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and WaveTech and WTMA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither WaveTech nor WTMA gives any assurance that either WaveTech or WTMA, or the combined company, will achieve its expectations.

4